BGSF, INC.

October 7, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	BGSF, Inc. Registration Statement on Form S-3 Filed October 1, 2021 File No. 333-259971

Ladies and Gentlemen:

On behalf of BGSF, Inc., a Delaware corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on October 12, 2021, or as soon as practicable thereafter.

Please notify Brandon Byrne of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7437, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
BGSF, Inc.
By:	/s/ Dan Hollenbach
Name:	Dan Hollenbach
Title:	Chief Financial Officer and Secretary